Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO THE ARTICLES OF INCORPORATION OF
KUHLMAN COMPANY, INC.

The undersigned corporation, organized under the laws of the State of Nevada, to amend its articles of incorporation in accordance with Chapter 78 of the Nevada Revised Statutes, hereby certifies:

FIRST: The name of the corporation is Kuhlman Company, Inc.

SECOND: Article IV of the articles of incorporation is hereby amended to read in its entirety as follows:

ARTICLE IV
CAPITALIZATION

(a) Authorized Shares. The aggregate number of capital shares which the corporation shall have the authority to issue is One Hundred Sixty Million (160,000,000) shares, each with a par value of $.001, and such shares shall be issued for such consideration, expressed in dollars, as the Board of Directors may, from time to time, determine.

(b) Consideration for Shares. All shares of capital stock shall be issued by the corporation for cash, property or services actually performed, for no less than the par value of $.001. All shares shall be fully paid and non-assessable.

(c) Designation and Issuance of Preferred Stock. Shares of preferred stock may be issued from time to time in one or more series as may from time to time be determined by the Board of Directors. Each series shall be distinctly designated pursuant to an amendment to these articles of incorporation, the filing of a certificate of amendment or in any other manner permitted by law. The powers, preferences and relative, participating, optional and other rights of each such series of preferred stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series or classes of capital stock at any time outstanding. Except as hereinafter provided, the Board of Directors is hereby expressly granted the authority to fix, by resolution(s) adopted prior to the issuance of any shares of each particular series of preferred stock, the designation, powers, preferences and relative, participating, optional and other rights, and the qualifications, limitations and restrictions thereof, if any. The Board of Directors is also expressly authorized to allow for conversion of the preferred stock to common stock under terms and conditions as determined by the Board of Directors. Unless specifically so authorized by the Board of Directors, all issuances of capital stock will be issuances of common stock.

(d) Dividends. Dividends in cash, property or share of the corporation may be paid upon the corporation’s capital stock, as and when declared by the Board of Directors, out of funds of the corporation to the extent, and in the manner permitted by law.

(e) Voting Rights & Cumulative Voting. Each outstanding share of common stock shall be entitled to one vote, and each fractional share of common stock shall be entitled to a corresponding fractional vote on each matter submitted to a vote of stockholders. The voting rights of preferred stock, if any, shall be established by the Board of Directors at the time such stock is designed and issued in series. Cumulative voting shall not be allowed in the election of directors of the corporation.

(f) Denial of Preemptive Rights. No holder of any capital shares of the corporation, whether now or hereafter authorized, shall have any preemptive or preferential right to acquire any shares or securities of the corporation, including shares or securities held in the treasury of the corporation.

(g) Dissolution or Liquidation. Upon any dissolution or liquidation, whether voluntary or involuntary, the holders of shares of preferred stock shall be entitled to receive out of the assets of the corporation, whether such assets are capital or surplus, the sum initially paid per share and a further amount equal to any dividend thereon declared and unpaid to the date of such distribution, before any payment shall be made or any assets distributed to the holders of common stock, in addition to any other liquidation preference accorded to any particular series or class of preferred stock. Upon any dissolution or liquidation, whether voluntary or involuntary, if the assets thus distributed among the holders of preferred stock are insufficient to permit the payment to such shareholders of the full preferential amounts, the holders of such shares shall be entitled to receive ratably all the remaining assets. A merger or consolidation of this corporation with or into any other corporation or corporations shall not be deemed to be a dissolution or liquidation within the meaning of this provision.

THIRD: The stockholders of the corporation approves the amendment on November 13, 2006.

FOURTH: The number of shares entitled to vote on the amendment was 25,980,402, approximately 61% of which voted for the amendment at a special meeting of the stockholders held on November 13, 2006.

FIFTH: The foregoing amendment to the articles of incorporation shall be effective upon the filing of this Certificate of Amendment.

IN WITNESS WHEREOF, Kuhlman Company, Inc. has caused its duly authorized officer to execute this certificate on this 14th day of November, 2006.

/s/ Scott Kuhlman
SCOTT J. KUHLMAN,
President and Chief Executive Officer